DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR  March 9, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable







                                  FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    March 9, 2004

3.  Press Release
    -------------

    March 9, 2004

4.  Summary of Material Change
    --------------------------

Vancouver, B.C. - March 9th, 2004- DynaMotive Energy Systems Corporation (OTCBB: DYMTF) confirmed today a CDN$5 Million contribution from Sustainable Development Technology Canada (SDTC) for development of West Lorne BioOil Cogeneration Project. The agreement provides for a non-refundable CDN$5 Million contribution towards the development of a BioOil fuelled 2.5 MW cogeneration plant to be located at the Erie Flooring and Wood Products facility in West Lorne, Ontario. The overall cost of the project is budgeted at CDN$12.5 Million.

The West Lorne BioOil Cogeneration Project will validate the integrated technology capabilities of DynaMotive Energy Systems Corporation (BioOil production) and Magellan Aerospace Corporation-Orenda division (BioOil fuelled 2.5 MW turbine), two Canadian leading edge renewable energy companies. Once operational, the DynaMotive BioOil/Orenda turbine system will produce green power, displacing brown energy from the grid and generate greenhouse gas offsets. Other partners in the project are Ontario Power Generation, Erie Flooring and Wood Products, Bruks-Klockner Inc., Ramsay Machine Works Ltd. and UMA Engineering.

"Canada has tremendous capacity for clean technology innovation, and DynaMotive's project consortium has shown us this potential," said the Honourable R. John Efford, Minister of Natural Resources Canada. "By using our knowledge, innovation, technology and international leadership, the Government of Canada is ensuring that Canada remains at the forefront of climate change solutions - promoting the sustainable development of our natural resources."

5.  Full Description of Material Change
    -----------------------------------
    Please see attached press release


6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 9th day of March, 2004


                   DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                            (signed)       "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman







IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.





DYNAMOTIVE ENERGY SYSTEMS CORPORATION           News Release -March 9th, 2004

         DynaMotive Confirms CDN$5 Million Funding Contribution from
                  Sustainable Development Technology Canada

Vancouver, B.C. - March 9th, 2004- DynaMotive Energy Systems Corporation (OTCBB: DYMTF) confirmed today a CDN$5 Million contribution from Sustainable Development Technology Canada (SDTC) for development of West Lorne BioOil Cogeneration Project. The agreement provides for a non-refundable CDN$5 Million contribution towards the development of a BioOil fuelled 2.5 MW cogeneration plant to be located at the Erie Flooring and Wood Products facility in West Lorne, Ontario. The overall cost of the project is budgeted at CDN$12.5 Million.

The West Lorne BioOil Cogeneration Project will validate the integrated technology capabilities of DynaMotive Energy Systems Corporation (BioOil production) and Magellan Aerospace Corporation-Orenda division (BioOil fuelled 2.5 MW turbine), two Canadian leading edge renewable energy companies. Once operational, the DynaMotive BioOil/Orenda turbine system will produce green power, displacing brown energy from the grid and generate greenhouse gas offsets. Other partners in the project are Ontario Power Generation, Erie Flooring and Wood Products, Bruks-Klockner Inc., Ramsay Machine Works Ltd. and UMA Engineering.

"Canada has tremendous capacity for clean technology innovation, and DynaMotive's project consortium has shown us this potential," said the Honourable R. John Efford, Minister of Natural Resources Canada. "By using our knowledge, innovation, technology and international leadership, the Government of Canada is ensuring that Canada remains at the forefront of climate change solutions - promoting the sustainable development of our natural resources."

"Working together to develop and showcase Canadian cleaner-energy technologies is essential to reaching our climate change and clean air targets while maintaining a strong and growing economy," said the Honourable David Anderson, Minister of the Environment. "Cogeneration using bio-based fuels offers tremendous environmental and economic potential, and I congratulate all the partners involved in this innovative project."

"SDTC selects and supports projects that will have the highest likelihood of success. Our extensive review of the West Lorne BioOil Cogeneration Project demonstrated excellence in sustainable development innovation and environmental performance. We were also impressed with its bio fuel technology and its strong capacity to attain market entry," said Dr. Vicky J. Sharpe, President and CEO, SDTC.

Mr. Frank Button, Vice President and General Manager of Orenda commented, this project allows us to showcase the integration of our advanced turbine engine technology and green fuels to benefit the environment. This will be the first commercial scale demonstration of this technology and will open a wide range of potential projects to produce green energy in Canada and abroad.

On behalf of the project partners, Andrew Kingston, President & CEO of DynaMotive commented, the support of the Government of Canada and SDTC has been instrumental in helping our consortium take this Canadian-developed and world-leading energy technology from bench-scale to a first commercial-scale demonstration. We believe DynaMotive's energy solution will prove to be a boon for Canadians and that this current support will in the not-too-distant future be appreciated as very far-sighted.

SDTC is a $350M foundation established by the Government of Canada through the Departments of Natural Resources Canada and Environment Canada to further the development and demonstration of innovative technology solutions to reduce greenhouse gas emissions and improve air quality. SDTC operates as an arm's-length, not-for-profit corporation from Government and acts as primary catalyst to build sustainable development technology infrastructure in Canada.

Orenda is a division of Magellan Aerospace Corporation and is a recognized leader in the aerospace industry. Orenda has an established reputation in power and propulsion technologies, with core competencies in gas turbine engine repair and overhaul, component manufacturing for turbine OEMs, industrial power packages and advanced energy systems

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries and to economically convert them into a renewable and environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char and in doing so establishing these residues as a renewable, environmentally friendly and cost competitive energy reserve.

For more information on SDTC, please contact:
Andree Mongeon, Communications Director
Tel: 613. 234.6312 ext. 224,
E-mail: a.mongeon@sdtc.ca
Website: www.sdtc.ca

For more information on Orenda, please call:
Frank Button, VP and General Manager Magellan Aerospace Repair, Overhaul and
Industrial: Tel: 905-673-3250 ext. 3445

For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268    Fax:  (604) 267-6005
Email: investor@DynaMotive.com                   Website: www.DynaMotive.com


Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.